Exhibit 99.1

ZenaTech Completes Acquisition of ESM Software, Adding Strategy Execution and Compliance Software to its Enterprise SaaS Division, with Revenue from Government, Healthcare and Financial Services Customers

Vancouver, British Columbia, (August 25th, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the acquisition of ESM Software, a Boston-based strategy execution and performance management software company. ESM serves government, school systems, healthcare, utilities and energy, financial services and retail customers across the United States and globally in Latin America, Europe, Africa, and Australia. In operation since 1998, the company now supports over 8,000 users and has spent more than 25 years helping organizations turn strategic plans into measurable results. This 13th addition to the company’s SaaS portfolio of software brands provides important value to its growing platform and adds recurring revenue and long-standing, multi-year customer relationships.

"ESM brings additional strength to our enterprise SaaS division and future Zoo Office productivity offerings by adding a deep market presence and customer relationships," said Shaun Passley, Ph.D., ZenaTech CEO. "The acquisition expands our software portfolio beyond operational applications by adding enterprise-wide strategy execution, performance management and cybersecurity compliance capabilities, strengthening our value proposition for government and other regulated customers."

ESM Software delivers strategy execution and performance management solutions that help organizations move a strategic plan out into daily operations and achievement. Through The ESM Platform, the company unifies four connected products: ESM+Strategy for building, tracking and reporting on a strategic plan and scorecard; ESM+OKRs for managing quarterly goals; ESM+Perform for linking employee performance to strategy; and ESM+Cyber for managing cybersecurity, risk and compliance programs. The platform helps organizations develop and communicate strategy across departments, track KPIs through live dashboards and reporting, and visualize progress using dynamic strategy maps. It also simplifies complex work, produces board-ready reports and connects employee goals to the organization’s priorities.

ESM’s software capabilities are expected to be integrated into ZenaTech’s recently unveiled and beta-stage AI-powered enterprise productivity platform, Zoo Office. Zoo Office is being developed to serve as the ZenaTech’s enterprise SaaS ecosystem bringing advanced productivity, operational tools, agentic AI capabilities, and industry-specific applications under a single platform. ESM’s addition to the Zoo Office ecosystem is anticipated to provide additional compliance and strategic governance offerings as well as to help customers reduce software sprawl, connect fragmented data, and make more effective use of AI across their operations.

“Partnering with ZenaTech enables ESM to combine our deep expertise in strategy execution and compliance with broader sales capabilities, operational resources and strategic investment,” said Kent Smack, CEO of ESM Software. “Together, we can accelerate product development, deliver greater value to customers and expand into new markets. ZenaTech’s growing presence and customer relationships across government, defense and infrastructure also create opportunities to introduce ESM’s solutions throughout North America, Europe, Australia and other international markets.”

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management's expectations and projections regarding ZenaTech's growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech's expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech's anticipated cash needs and it's needs for additional financing; ZenaTech's intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech's expected business objectives for the next twelve months; ZenaTech's ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company's Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC's website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements' best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.